FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated January 15, 2013

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

São Paulo-SP,  January 15, 2013.

CVM – Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission)

Attention: Fernando Soares Vieira – Corporate Relations Officer

Reference:  Official Letter/CVM/SEP/GEA – 2/Nº 005/2013

Dear Sirs,

With respect to your official letter GAE 005/2013 of January 14, 2013, we would inform you that the Company:

a.       with respect to trading conducted up to January 9 (the latest position available to the Company) has not identified in its shareholder base any new shareholder with a stake of more than 5% of its total capital stock other than those shareholders already reported to the CVM; and

 b.      to the present date, has not received from any of the natural persons or corporate entities indicated in caption sentence to Article 12 of CVM Instruction CVM 358, notification with respect to a significant shareholding stake, voting agreement or any type of operation for the acquisition of shares that would imply reaching a position of 5% or more in the capital stock of BRF – Brasil Foods S.A.

Should the Company eventually receive any notification of a material nature from its shareholders, it will immediately inform the responsible organs pursuant to CVM Instruction 358/02.

We are at your entire disposal for any further information you may require.

Regards,

Leopoldo Viriato Saboya

Chief Financial, Administration and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   January 15, 2013

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director